Exhibit 6.28

INDEPENDENT REFERRAL PARTNER AGREEMENT

Company:	FullPAC, Inc. (“FullPAC” or the “Company”)

Referral Partner:	Elnatan Rudolph (“Referral Partner”)

Effective Date:	January 5, 2026 (the “Effective Date”)

Commission:	25% of gross proceeds from all spend by Govtext Legacy Accounts and GOVT Referral Accounts

10% of gross proceeds from all spend by Referral Accounts

2% of gross proceeds from all spend by Associated Referral Accounts

FullPAC is pleased to offer the following terms of engagement for the Referral Partner in this Independent Referral Partner Agreement (this “Agreement”).

This Agreement includes and incorporates by reference the Independent Contractor Terms attached hereto as Schedule A. This Agreement, together with Schedule A (collectively, the “Full Agreement”), constitutes the entire understanding between FullPAC and the Referral Partner. In the event of a conflict between a provision in this Agreement and a provision in Schedule A, the terms of this Agreement shall control.

1.	Services

a)	Referral Partner will use their extensive training, skills, and experience in the field of constituent outreach to (i) consult with and advise the Company on onboarding and managing certain identified existing client accounts, identified on Exhibit A hereto (“Govtext Legacy Accounts”), that are expected to use GOVT, Inc. (“GOVT”) services following the completion of the transaction between GOVT and Govtext, LLC, and (ii) refer potential new, externally-sourced government account clients to begin using services offered by GOVT for constituent outreach (“GOVT Referral Accounts”)

b)	Referral Partner will use their extensive training, skills, and experience in the field of political campaigning for the purpose of consulting with the Company on its business development efforts and referring new, externally-sourced campaigns (“Referral Accounts”) into customer relationships with FullPAC or any of its subsidiaries other than GOVT, Inc. (the “Platform”) and encouraging Referral Accounts to deploy text messages and calls through the Platform. Additionally, Referral Partner will identify additional eligible Referral Partners (each an “Associated Referral Partner” and, collectively with respect to each Referral Partner, “Associated Referral Partners”) to participate in the Referral Partner program and shall be eligible to receive commission payments based on sales generated by the Referral Accounts of such Associated Referral Partners (each such Referral Account an “Associated Referral Account” and, collectively with respect to each Associated Referral Partner, the “Associated Referral Accounts”).

2.	Term and Renewal

This Agreement will become effective on the Effective Date and will remain in effect until January 1, 2036 (the “Renewal Date”), unless previously terminated in writing by either party (the “Term”). Upon the Renewal Date, this Agreement will automatically renew for an additional two-year term (any such term a “Renewal Term”) unless either party provides written notice of its intent not to renew prior to the Renewal Date provided, however, that this Agreement may be terminated by either party for any reason upon thirty (30) days prior written notice without further obligation or liability. Notwithstanding the foregoing, the Company may terminate this Agreement immediately and without prior notice if the Referral Partner refuses to or is unable to perform the services or is in breach of any material provision of this Agreement.

3.	Compensation

Referral Partner shall be appointed a reseller of services to Govtext Legacy Accounts during the Term and shall manage the client relationship, invoice Govtext Legacy Accounts, and collect payment. For services provided, the Company shall invoice Referral Partner at the Company’s standard client rates less a 25% discount (“Govtext Legacy Commission”). Referral Partner is authorized to retain any difference in the amount invoiced by the Company to Referral Partner and invoiced by Referral Partner to Govtext Legacy Accounts for the same services, provided that this right shall terminate in the event that Referral Partner elects to terminate this Agreement prior to the Renewal Date.

Referral Partner shall be paid commission during the Term equal to a percentage of proceeds to the Company generated by GOVT Referral Accounts (“GOVT Referral Commission”, and together with Govtext Legacy Commission, “GOVT Commission”), which percentage shall be equal to 25% of the gross proceeds from GOVT Referral Accounts’ spend for the duration of the Term.

Referral Partner shall be paid commission during the Term equal to a percentage of proceeds to the Company generated by their Referral Accounts (“Sales Commission”), which percentage shall be equal to 10% of the gross proceeds from their Referral Accounts’ spend for the duration of the Term.

Referral Partner shall also earn a percentage of proceeds to the Company generated from Associated Referral Accounts during the Term (“Associated Referral Commission”, together with Sales Commission, “Platform Commission”, and together with GOVT Commission, “Commission”)), which percentage shall be equal to 2% of the gross proceeds from their Associated Referral Accounts’ spend for the duration of the Term.

Commission terms may be adjusted at the discretion of the Company if a Govtext Legacy Account, GOVT Referral Account, Referral Account or Associated Referral Account requires services at rates lower than those offered by the Company.

Govtext Legacy Commission shall be immediately applied whenever services are provided to Govtext Legacy Clients. Other Commission shall be available for withdrawal by Referral Partner (with the timing and frequency of any withdrawals at Referral Partner’s sole discretion) within five (5) business days of the Company’s receipt of funds from a GOVT Referral Account, Referral Account or Associated Referral Account.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Elnatan Rudolph (“Referral Partner”)	FullPAC, Inc., (the “Company”)

/s/ Elnatan Rudolph	/s/ Travis Trawick

By: Elnatan Rudolph	By: Travis Trawick

Date: _____________________________	Title: Chief Executive Officer

Telephone: [Personal contact information omitted]	Date:_____________________________

EXHIBIT A

[Govtext Legacy Accounts]

Schedule A

Independent Contractor Terms

1.	Independent Contractor

It is expressly agreed that Referral Partner is acting as an independent contractor in performing services pursuant to this Agreement. Referral Partner and the Company acknowledge that they are not forming an employer and employee relationship. Accordingly, the following shall define and govern their relationship for the term of this Agreement:

●	Limitation of Authority. Referral Partner is not one of the Company’s officers, managers, agents, or employees, and has no authority to commit, act for or on behalf of the Company, or to bind the Company to or under any obligation or liability.
●	No Employee Benefits. As Referral Partner is not an employee of the Company, Referral Partner agrees that Referral Partner shall not be entitled to receive vacation, sick pay, retirement, profit-sharing, insurance or any other employee benefits from the Company in respect of the Services.
●	Payment of Taxes and Indemnification. Referral Partner acknowledges that Referral Partner shall be solely responsible for the payment of federal, state and local income taxes, FICA, federal, state and local unemployment insurance contributions, disability insurance premiums and all other payroll and self-employment taxes, and agrees to indemnify the Company for any such contributions for which the Company is held liable by any relevant taxing authorities.
●	Insurance. It is Referral Partner’s responsibility to provide Referral Partner’s own worker’s compensation, comprehensive liability, errors and omissions, and automobile insurance coverage to the extent required by law.
●	Referral Partner’s Methods. Referral Partner will be free from the control and direction of the Company in connection with the performance of the work. Referral Partner will determine the method, details, and means of performing the Services.
●	Referral Partner’s Tools and Place of Work. Referral Partner will supply all tools, instrumentalities, vehicles, and equipment required to perform the services under this Agreement. Referral Partner has their own place of business separate from the business or work location of Company.
●	Licenses. Referral Partner will maintain all licenses required by law for the performances of any of the Services to be performed hereunder.
●	Referral Partner’s Independently Established Business. Referral Partner hereby verifies that Referral Partner is customarily engaged in an independently established trade, occupation, or business of the same nature as that involved in the Services. Referral Partner advertises and holds themself out to be in business for the type of services performed under this Agreement for themselves.
●	Investment/Profit and Loss; Expenses. Referral Partner has made a significant investment in Referral Partner’s business other than Referral Partner’s personal services. Referral Partner’s opportunity for profit or loss depends on their managerial skill. Any expenses incurred by Referral Partner under the terms of this Agreement shall be the sole responsibility of Referral Partner.
●	Rates. Referral Partner can negotiate their own rates.
●	Other Business. Referral Partner can contract with other businesses to provide the same or similar services and maintain a clientele without restrictions from the Company.

2.	Property Rights, Confidential Information, and Trade Secrets of the Company

Referral Partner shall not disclose or use any of the Company’s Trade Secrets or Confidential Information, directly or indirectly, either during the Term of this Agreement or at any time thereafter, except as required pursuant to the terms of this Agreement. All Trade Secrets and Confidential Information shall remain the exclusive property of the Company. If this Agreement is terminated, Referral Partner shall promptly deliver to the Company all files, records, documents, and other materials containing any Trade Secrets or Confidential Information. For a period of two (2) years following termination, Referral Partner shall not solicit any of the Company’s employees or contractors with whom Referral Partner worked. This section includes standard provisions regarding legally compelled disclosure and notice of protections under the Defend Trade Secrets Act of 2016. All company-related documents, copyrightable works, and other results and proceeds of the Services (collectively, the “Works”) shall be owned by, and assigned to, the Company. Referral Partner hereby irrevocably assigns to the Company all right, title, and interest to such Works.

3.	Dispute Resolution

All claims and disputes arising under or relating to this Agreement are to be settled by binding, confidential arbitration in the Commonwealth of Virginia pursuant to the Commercial Arbitration Rules of the JAMS. The arbitrator’s award shall be in writing, provide an explanation for all conclusions, and include an assessment of costs and reasonable attorneys’ fees in favor of the prevailing party. Notwithstanding this provision, the Company shall have the right to seek provisional remedies, including injunctive and other equitable relief, from an appropriate court.

4.	Confidentiality of Agreement

The content of this Agreement and related discussions are confidential. Referral Partner shall have no right to use the trademarks, trade names or service marks of the Company or to refer publicly to this Agreement without the prior written consent of the Company.

5.	Non-Exclusive Services

Referral Partner’s services to the Company are non-exclusive. Referral Partner may provide the same or similar services for any other business, whether in competition with the Company or otherwise, so long as it does not create a conflict of interest with Referral Partner’s duties hereunder.

6.	Anti-Harassment Policy

The Company prohibits unlawful harassment of and by its employees and independent contractors. Referral Partner has a responsibility to report any situation in which they believe unlawful harassment has occurred to the Chief Executive Officer of the Company or a person in a managerial position.

7.	Agreement to Defend and Indemnify

Referral Partner agrees to defend, indemnify, and hold the Company harmless in the event any third party brings any claims or lawsuits against the Company for Referral Partner’s failure or alleged failure to adequately perform any Services, comply with the standard of care, or perform as required by this Agreement or applicable law.

8.	Governing Law

This Agreement shall be governed by and construed under the laws of the Commonwealth of Virginia.

9.	General Provisions

Notices. All notices shall be in writing and sent via e-mail to the addresses provided in the original agreement.

Entire Agreement. This Full Agreement sets forth the entire agreement between the parties and supersedes all prior communications and contracts.

Successors and Assigns. The covenants and terms herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors, and assigns of the parties.

Severability. If one or more provisions is determined to be illegal or unenforceable, the validity of the remaining provisions shall not be affected.

Survival of Terms. Sections concerning Independent Contractor status, Confidential Information, Dispute Resolution, Indemnification, Governing Law, and other relevant clauses shall survive the termination of this Agreement.

Understanding of Contract. Referral Partner represents and warrants that they have had ample opportunity to read and understand this Agreement and to have it reviewed by independently selected legal counsel.

Counterparts; Electronic Signatures. This Agreement may be executed in counterparts and delivered via electronic transmission.